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Exhibit 99.1

Press Releease
Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Quebec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com

Cascades becomes sole owner of Greenfield SAS,
a deinked pulp plant in France

        Kingsey Falls, July 5th 2004—Cascades Inc. (CAS-TSX) announces the buy-back of the 50% interest held by its partner Dalum Papir A/S in the Château-Thierry, France deinked pulp plant. The terms of the transaction have not been disclosed.

        Opened in 1997, Greenfield was the first Cascades European plant, and its ninth worldwide, to manufacture market pulp from wastepaper stock. Its deinked pulp production is dried and sold to producers of fine papers, packaging products, and tissue papers, located in Europe and overseas. The plant has an annual production capacity of approximately 150,000 metric tons.

        Commenting on the transaction, Mr. Mario Plourde, President of Cascades' Specialty Products Group, said: "We are encouraged by the plant's turnaround since its acquisition. Its proximity to the Paris region affords us easy access to high quality recycled fibers besides contributing to sustainable development. Moreover, dried pulp is easily transportable, which gives the plant access to an important market."

        Cascades is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Information:	Source:
Mr. Stephane Mailhot Director, Corporate Communications Cascades (819) 363-5161 stephane_mailhot@cascades.com	Mr. Mario Plourde President and Chief Operating Officer Cascades Specialty Products Group
Mr. Marc Jasmin C.M.A. Director, Investor Relations Cascades Inc. (514) 282-2681 marc_jasmin@cascades.com

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Cascades becomes sole owner of Greenfield SAS, a deinked pulp plant in France